                             SECURITIES AND EXCHANGE
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 001-14253
                                                                       ---------

                           NOTIFICATION OF LATE FILING


(Check One):  /X/ Form 10-K    / / Form 20-F    / / Form 11-K    / / Form 10-Q    / / Form N-SAR


For Period Ended:          September 30, 1998
                 -------------------------------------------

/ / Transition Report on Form 10-K       / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F       / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

         For the Transition Period Ended:
                                         --------------------------------------
         Read attached instruction sheet before preparing form. Please print or type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
        -----------------------------------------------------------------------
-------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant  Starmet Corporation
                       ---------------------------------------------------------

Former Name if Applicable
                           Nuclear Metals, Inc.
--------------------------------------------------------------------------------

Address of principal executive office (Street and Number)

2229 Main Street
--------------------------------------------------------------------------------

City, state and zip code    Concord, Massachusetts  01742
                          ------------------------------------------------------

                                     PART II
                            RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
/X/ following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

         Starmet Corporation (the "Registrant") is unable to file its Annual Report on Form 10-K for the fiscal year ended September 30, 1998 within 90 days after the end of such period without unreasonable effort or expense because of delays in finalizing the Registrant's financial statements for such period occasioned by the need to properly account for expenses and other charges.



                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

             John Hession     (617)     248-7000
----------------------------------------------------
               (Name)      (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify report(s).
                                                            /X/ Yes    / / No
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            /X/ Yes    / / No
         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Annex A hereto for a discussion of changes in the results of operations expected to be reflected by the earnings statements to be included in the subject report.

                               Starmet Corporation
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date December 28, 1998                     By /s/ Kenneth A. Hurley
    ---------------------------------        -----------------------------------
                                              Kenneth A. Hurley,
                                              Interim Chief Financial Officer

Annex A to Starmet Corporation
Form 12b-25 dated December 28, 1998


         The Registrant anticipates that its statement of operations to be included in the Form 10K will reflect significant changes in the Registrant's results of operations from the year ended September 30, 1997 as a result of several one time charges to income. The Registrant cannot yet estimate the extent of such charges due to recent changes in the Registrant's personnel.